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                                                                       EXHIBIT 5

             [AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P. LETTERHEAD]



                                 April 24, 1996


AMRE, Inc.
8585 North Stemmons Freeway
South Tower
Dallas, Texas  75247

Gentlemen:

         We have acted as counsel to AMRE, Inc., a Delaware corporation (the "Company"), in connection with the proposed merger between a wholly-owned subsidiary of the Company and Facelifters Home Systems, Inc., a Delaware corporation ("Facelifters"), whereby the Company will issue approximately 3,565,680 shares of common stock of the Company, par value $0.01 per share (the "Common Stock"), in exchange for all of the outstanding shares of Facelifters common stock, par value $0.01 per share (the "Facelifters Common Stock"), and Facelifters will be merged with a wholly-owned subsidiary of the Company pursuant to the terms of an Agreement and Plan of Merger dated as of October 31, 1995, as amended (the "Merger Agreement"), by and between the Company, AMRE Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of the Company ("Merger Sub"), Facelifters and Facelifters Home Systems, Inc., a New York corporation. In addition, pursuant to the terms of the Merger Agreement, approximately 407,791 shares of Common Stock will be reserved for issuance to holders of options to acquire Facelifters Common Stock.

         We have, as counsel, examined originals or photostatic, certified or conformed copies of all such agreements, documents, instruments, corporate records, certificates of public officials, public records, and certificates of officers of the Company as we have deemed necessary, relevant or appropriate to enable us to render the opinions listed below. In rendering such opinions, we have assumed the genuineness of all signatures and the authenticity of all documents examined by us. As to various questions of fact material to such opinions, we have relied upon representations of the Company.

         Based upon such examination and representations, we advise you that, subject to approval by a majority of the stockholders of the Company of an amendment to the Company's certificate of incorporation to increase the number of authorized shares of the Company, in our opinion:
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AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.

AMRE, Inc.
April 24, 1996
Page 2



A. The shares of Common Stock which are to be issued or reserved for issuance to the stockholders of Facelifters, as contemplated by the Merger Agreement, have been duly and validly authorized by the Company.

B. The shares of Common Stock which are to be issued and delivered by the Company to the Facelifters stockholders will be validly issued, and upon receipt by the Exchange Agent of certificates representing shares of Facelifters Common Stock as contemplated in the Merger Agreement (or, in the case of lost Facelifters stock certificates, compliance with the procedures set forth in the Merger Agreement), will be fully paid and non-assessable.

         We consent to the filing of this opinion as Exhibit 5 to the Registration Statement on Form S-8 and to the reference to this firm under the caption "Interests of Named Experts and Counsel" therein.


                                       Sincerely,



                                       Akin, Gump, Strauss, Hauer & Feld, L.L.P.